FIDELIS INSURANCE HOLDINGS LIMITED

Waterloo House

100 Pitts Bay Road

Pembroke, Bermuda, HM08

June 23, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:	Sonia Bednarowski

John Dana Brown

Ben Phippen

John Spitz

Re:	Fidelis Insurance Holdings Limited

Registration Statement on Form F-1

File No. 333-271270

Acceleration Request

Requested Date: June 28, 2023

Requested Time: 4:00 P.M. Eastern Standard Time

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Fidelis Insurance Holdings Limited (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form F-1 (as amended to date, the “Registration Statement”) be accelerated to June 28, 2023 at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Please confirm that the Registration Statement has been declared effective by telephoning Joseph Ferraro at 011-44 203 580 4707 or Jennifer Tait at 011-44 203 580 4729. Please also contact them should you have any questions.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Very truly yours,

Janice Weidenborner

/s/ Janice Weidenborner
Group Chief Legal Officer
Fidelis Insurance Holdings Limited

cc:	Daniel Burrows, Chief Executive Officer

Allan Decleir, Group Chief Financial Officer

Fidelis Insurance Holdings Limited

Joseph Ferraro

Jennifer Tait

Willkie Farr & Gallagher (UK) LLP